Exhibit (a)(5)(c)

MIC
125 West 55th Street New York, NY10019 United States	Telephone Facsimile Internet	+1 212 231 1000 +1 212 231 1828 www.macquarie.com/mic

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC ANNOUNCES RESULTS OF OFFER TO REPURCHASE ITS 2.00% CONVERTIBLE SENIOR NOTES DUE 2023

New York, NY – October 22, 2021 – Macquarie Infrastructure Holdings, LLC (“MIC” or the “Company”) (NYSE: MIC) today announced the results of its offer to repurchase for cash (the “Offer to Repurchase”) any and all of its 2.00% Convertible Senior Notes due 2023 (the “Notes”). The Offer to Repurchase expired at midnight, New York City time, on October 21, 2021 (the “Expiration Date”).

The Offer to Repurchase was conducted pursuant to the terms and conditions of the Indenture, dated as of July 15, 2014, between a predecessor to the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by the Second Supplemental Indenture, dated as of May 21, 2015, the Third Supplemental Indenture, dated as of October 13, 2016 and the Fourth Supplemental Indenture, dated as of September 22, 2021 (such Indenture, as so amended and supplemented, the “Indenture”). Pursuant to the Indenture, holders have the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase all of such holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount, on October 22, 2021, subject to extension (the “Fundamental Change Repurchase Date”), at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest thereon, to, but not including, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”). The completion of the sale of the Company’s Atlantic Aviation business on September 23, 2021, constituted a Fundamental Change pursuant to the Indenture, triggering the Fundamental Change Repurchase Right.

As of the expiration of the Offer to Repurchase, $26,947,000 aggregate principal amount of the Notes, representing approximately 79.8% of the total Notes outstanding, were validly tendered and not validly withdrawn pursuant to the Offer to Repurchase. The Company expects to pay approximately $26,978,528 million for the purchase of the Notes, including accrued and unpaid interest, on the settlement date, which is expected to be October 22, 2021. After settlement, $6,821,000 aggregate principal amount of the Notes will remain outstanding.

Wells Fargo Bank, National Association served as Trustee, Paying Agent and Conversion Agent under the Indenture (the “Conversion Agent”).

This press release does not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. The Company may, in some cases, use words such as “project”, “believe”, “anticipate”, “plan”, “expect”, “estimate”, “intend”, “should”, “would”, “could”, “potentially”, “may”, or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements include, among others, those concerning the Company’s expected financial performance and strategic and operational plans, statements regarding sales of our businesses (including our previously approved reorganization), the ability to complete such sales and the anticipated uses of any proceeds therefrom, statements regarding the anticipated specific and overall impacts of COVID-19 and any related recovery, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Any such forward-looking statements are not guarantees of future performance and a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the risks identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q, and in other reports filed from time to time with the Securities and Exchange Commission (SEC).

Given the risks and uncertainties surrounding forward-looking statements, do not place undue reliance on these statements. Many of these factors are beyond the Company’s ability to control or predict. These forward-looking statements speak only as of the date of this press release. Other than as required by law, the Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

About MIC

MIC owns and operates businesses providing energy services, production and distribution in Hawaii. For additional information, please visit the MIC website at www.macquarie.com/mic.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.

For further information, please contact:

Investors:	Media:
Jay Davis	Lee Lubarsky
Investor Relations	Corporate Communications
MIC	MIC
212-231-1825	212-231-2638